Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2007

Mr. W. Larry Cash
Executive Vice President, Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

>   **Re: Community Health Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 20, 2007**
>   **File No. 001-15925**

Dear Mr. Cash:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   Please provide us with the information that follows, in a disclosure-type format, regarding the $65 million pre-tax charge that you recorded to your allowance for doubtful accounts during the period ended September 30, 2006.

- As you identify the charge as a "change in estimate," expand your discussion of the "new information," as discussed in paragraph 2 d. of SFAS No. 154, which led you to revise your methodology for calculating your allowance for doubtful accounts with respect to both your self-pay balances and other payors. It is unclear why you feel that the increase in self-pay volume that you experienced in the third quarter is a trend you feel will persist. Additionally, please specify how this trend impacts your methodology with respect to other payor classes.

- Please clarify the difference between your previous methodology for other payor classes of reserving for "all accounts receivable greater than 150 days" and your current methodology of reserving for accounts aging "over 365 days from the date of discharge." Based on your current disclosure, it appears that you now only reserve for accounts aging over 365 days from the date of discharge for other payor classes. Tell us how you determined your new methodology is appropriate in relation to the new information you analyzed in the third quarter of fiscal 2006.

- Please disclose the percentage reserved for self-pay in each period.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant